Exhibit 99.2

Moderna's Stock Option Exchange Modeling Tool  Purpose of this Tool            This tool is designed to help you compare the potential value of your eligible stock options before and after the Option Exchange. It serves multiple purposes:  To help you understand how the program works—for example, how your eligible stock options would look after the exchange if you choose to participate. To allow you to model different scenarios to see how the potential value of your stock options changes at varying stock prices. To provide a way to compare your pre-exchange and post-exchange grants side-by-side and see the “Break-Even Price” at which exchanged stock options could become more or less valuable than your original stock options.   How to Use the Tool  1.Gather your personalized eligible stock option details Through Nov 12, 2025, use the step-by-step guide on go/optionexchange to locate the details for each of your eligible stock option grant(s) in your NetBenefits account. Starting on Nov 13, you can use your personalized pre-exchange statement which will be available on fidelitymicrosite.com/ModernaExchange.  2.Enter your inputs Go to the Grant tabs (labeled Grant 1, Grant 2, etc.). You may not have 8 eligible grants. Enter your eligible stock option information into the yellow highlighted cells (Section 1). Enter an assumed new grant price for the Exchanged Options (Section 2). All other cells will be locked and cannot be edited. Note : This is a required input and must be selected by you. Moderna is not predicting or providing a forecast of future stock price performance. The actual grant price of the stock options you choose to exchange will be determined based on Moderna’s closing stock price on the anticipated grant date of December 12, 2025.  3.Review the scenarios Click the CALCULATE button (Section 3) and review the modeling results (Section 4). The results include a “Break-Even Price” for each eligible grant and the potential values of your pre-exchange and post-exchange stock options at a wide range of stock prices. Note : The range of stock prices is pre-set in the model and cannot be changed. If you make any changes to the inputs in the yellow highlighted cells, you will need to click the CALCULATE button again.  4.View your summary Once you’ve entered your eligible stock option information across the Grant tabs and click the CALCULATE button on each applicable tab, the results will flow automatically to the Summary tab. On this tab, you will see all of your eligible stock option grant(s) consolidated in one place.  5.Refer to the definitions tab (as needed) This tab includes key equity-related definitions to help support your understanding of stock options in general and of Moderna’s Stock Option Exchange Program. For further details on the stock option exchange program, please refer to the additional resources available on the Option Exchange website ( fidelitymicrosite.com/ModernaExchange - available starting Nov 13th) and on myModerna (go/optionexchange - available now).    Important Disclaimer   This modeler is for informational and illustrative purposes only. It is designed to help you understand how Moderna's Stock Option Exchange Program works and the results shown are hypothetical and may not exactly match your final new grant in Fidelity. The actual number of stock options you receive (if you participate) will be confirmed in your Fidelity account and may differ from the modeler results due to rounding. This tool does not forecast Moderna’s stock price and does not provide financial, tax, or investment advice. The new grant price you enter is your choice, and Moderna does not provide guidance on what price to use. The actual grant price of exchanged options will be based on Moderna’s closing stock price on December 12, 2025 (the anticipated grant date). Participation in the Option Exchange is voluntary, and the decision whether to participate is yours. All amounts shown are hypothetical gross amounts and do not account for tax withholdings. For personalized financial or tax advice, please consult your own advisor or contact Fidelity (contact information is available on myModerna and the Option Exchange website). This modeler is intended to be consistent with the terms of Moderna's official Offer to Exchange (Tender Offer). In the event of a discrepancy between what's written here (or what the GPT explains) and what's in the official Tender Offer, the Tender Offer is the document that will govern.

 Definitions Stock Option A stock option gives you the right (but not the obligation) to purchase shares of Moderna stock in the future at a fixed price (called the “grant price”), as long as the option has vested and has not expired.   Stock Option Exchange Program  This is a one-time program that gives employees the opportunity to trade in certain eligible “underwater” stock options (outstanding stock options with grant prices equal to or greater than $80.00) for new options at market value (expected to have a grant date of Dec 12, 2025), restoring their potential to grow as Moderna grows.  Outstanding Stock Options A stock option grant that you currently hold and that has not been exercised, expired, or cancelled. Outstanding stock options can include both: (1) Vested stock options, for which you have satisfied all vesting requirements and are able to exercise; and (2) Unvested stock options, for which vesting requirements have not yet been met and which cannot be exercised until they vest.  Vested Stock Options Your stock option grants have required time-based vesting. This means you must remain employed for a certain period of time before those options become yours. Once a option is vested, you have the right to exercise it (buy shares at the grant price).  Unvested Stock Options These are the portions of your stock option grant that you have not yet earned because you haven’t satisfied the required time-based vesting. Unvested options cannot be exercised and will be forfeited if you voluntarily leave Moderna before they vest.  Grant Price The fixed price (set on grant date) that you must pay to purchase one share of Moderna stock under your option grant. For stock options you choose to exchange, the new grant price will equal the closing stock price on December 12, 2025 (the anticipated grant date).  In-the-Money Stock Options When Moderna's current stock price is higher than your stock option’s grant price—your option has value.  Underwater Stock Options When Moderna's current stock price is lower than your stock option’s grant price—your option has no current value.  Additional Vesting Requirements (specific to Moderna's Stock Option Exchange Program) All exchanged options will be subject to additional vesting requirements starting on the New Grant Date (expected to be December 12, 2025), even if the Eligible Options you exchanged were already vested in whole or in part. For any stock options that were vested as of Dec 12, 2025 that you chose to exchange, your new vesting will be: 50% will vest on the 1st anniversary of the New Grant Date and 50% will vest on the 2nd anniversary of the New Grant Date. For any unvested stock options as of Dec 12, 2025 that you choose to exchange, your original remaining vesting dates will be extended by 1 year (i.e, 12 months will be added to each of your remaining vesting dates - the vesting cadence stays the same).  Break-Even Price Represents the stock price at which the value of your original, pre-exchange grant and the value of your post-exchange grant would be equal. Think of the “break-even price” as the balance point on a see-saw. On one side are the underwater options you have (with a higher grant price), and on the other are the fewer new options you receive (with a lower grant price). The break-even price is where those two sides are equal — meaning the total potential value of the new options equals the original ones. Once the stock price rises above that point, the new options become more valuable than the ones you chose to exchange/ give up.  Expiration Date The last date you can exercise your stock option grant. At Moderna, stock options have a 10-year term from the original grant date. These expiration dates will not be extended under the Stock Option Exchange Program — the original expiration dates remain unchanged. To receive the full 10-year term, you must remain actively employed at Moderna. If your employment ends before the expiration date, you may have period of time to exercise your vested options (called a post-termination exercise window). For details, please refer to the Equity Termination Treatment Summary on myModerna. Equity Termination Treatment  Exchange Ratios The grant price of your original stock option grant determines how many old options you’ll need to trade in for each new one. Exchange Ratio (Surrendered # of Stock Options to # of New Stock   Grant PriceOptions) $80.00 to $99.992.0 to 1 $100.00 to $149.003.0 to 1 $150.00 to $199.994.0 to 1 $200.00 to $299.994.5 to 1 $300.00 and above5.0 to 1  Restricted Stock Units (RSUs) RSUs are a form of equity compensation that represent a promise to deliver shares of Moderna stock to you once time-based vesting requirements are met. Unlike stock options RSUs do not require you to pay an exercise price — once they vest, the shares are delivered to you. When your RSUs vest, the shares are yours. You can choose to sell them (subject to Moderna’s Insider Trading Policy) or hold them. Vested RSUs never expire, and you may keep the shares even if your employment with Moderna ends. RSUs are not eligible for the Option Exchange Program.

 Summary      Original/ Pre- Exchange      Post-Exchange        Grant 1          02/28/2023          $ Grant 2 Grant 3 Grant 4 Grant 5 Grant 6 Grant 7 Grant 8   150.00   1,000          250 $   191.67 $   -          $          -          $   -          $          6,250 $   -          $          18,750 $   -          $          31,250 $   50,000 $   43,750 $   150,000 $   68,750    Note: A range of illustrative Moderna stock prices have been pulled into this summary tab for an overall review of your modeling results. The stock prices pulled into this tab do not indicate any prediction of Moderna's stock price performance

Stock Options Eligible for Exchange (Grant 1)

1. Enter Your Eligible Stock Option Grant Details (Cells Highlighted in Yellow)

Through Nov 12, 2025, use the step-by-step guide on **go/optionexchange** to locate the details for each of your eligible stock option grant(s)s in your NetBenefits account.
Starting on Nov 13, you can use your personalized pre-exchange statement which will be available on **fidelitymicrosite.com/ModernaExchange**.

Grant Date	2/28/2023
Grant Price ($)	$150.00
Total # of Stock Options Eligible for Exchange	1,000
Exchange Ratio	4.0

2. Enter Your Assumed New Grant Price (Cell Highlighted in Yellow)

Estimated Grant Price ($) of New Grant	$25.00

This is an assumption you must enter to model different scenarios; the new grant price for exchanged options won't be known until Dec 12, 2025.

3. Click the "Calculate" Button Below to Update the Estimated Values

CALCULATE

4. Review Your Modeling Results

Total # of Stock Options Post Exchange	250
Break-Even Price ($)	$191.67

This is the price where your pre and post exchange options have the same value. A key driver of this price is the assumed new grant price you entered above in step #2.

Estimated Values at Varying Illustrative Stock Prices

Range of Illustrative Moderna Stock Prices	Original/ Pre-Exchange Grant Value	Post-Exchange Grant Value
$20	$0	$0
$25	$0	$0
$30	$0	$1,250
$35	$0	$2,500
$40	$0	$3,750
$45	$0	$5,000
$50	$0	$6,250
$55	$0	$7,500
$60	$0	$8,750
$65	$0	$10,000
$70	$0	$11,250
$75	$0	$12,500
$80	$0	$13,750
$85	$0	$15,000
$90	$0	$16,250
$95	$0	$17,500
$100	$0	$18,750
$105	$0	$20,000
$110	$0	$21,250
$115	$0	$22,500
$120	$0	$23,750
$125	$0	$25,000
$130	$0	$26,250
$135	$0	$27,500
$140	$0	$28,750
$145	$0	$30,000
$150	$0	$31,250
$155	$5,000	$32,500
$160	$10,000	$33,750
$165	$15,000	$35,000
$170	$20,000	$36,250
$175	$25,000	$37,500
$180	$30,000	$38,750
$185	$35,000	$40,000
$190	$40,000	$41,250
$195	$45,000	$42,500
$200	$50,000	$43,750
$225	$75,000	$50,000
$250	$100,000	$56,250
$275	$125,000	$62,500
$300	$150,000	$68,750
$325	$175,000	$75,000
$350	$200,000	$81,250
$375	$225,000	$87,500
$400	$250,000	$93,750
$425	$275,000	$100,000
$450	$300,000	$106,250
$475	$325,000	$112,500
$500	$350,000	$118,750
$525	$375,000	$125,000


Original vs. Post-Exchange — Total Grant Value
$400,000
$350,000
$300,000
$250,000
$200,000
$150,000
$100,000
$50,000
$0
Estimated Value ($)
$0 $25 $50 $75 $100 $125 $150 $175 $200 $225 $250 $275 $300 $325 $350 $375 $400 $425 $450 $475 $500 $525
Hypothetical Moderna Stock Prices
Original Grant
Post-Exchange Grant
Break-Even Price